                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                   FORM 11-K

                                 ANNUAL REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2000
                       Commission File Number 001-16201



                                FRONTIER GROUP
                          BARGAINING UNIT EMPLOYEES'
                            RETIREMENT SAVINGS PLAN
                              (Full name of plan)



                             GLOBAL CROSSING LTD.
           (Name of issuer of securities held pursuant to the plan)



                                 WESSEX HOUSE
                                45 REID STREET
                            HAMILTON HM12, BERMUDA
                   (Address of principal executive offices)

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBTS

                                                                                       Page
                                                                                       ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                 1


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2000 AND 1999                                                               2


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2000                                                             3


NOTES TO FINANCIAL STATEMENTS                                                            4


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000                  9


SIGNATURES                                                                              10


EXHIBIT INDEX                                                                           11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
Frontier Group Bargaining Unit
Employees' Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Frontier Group Bargaining Unit Employees' Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits, for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN
-------------------------------
Arthur Andersen



Rochester, New York
June 8, 2001

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 2000 AND 1999

                                                                 2000           1999
                                                             ------------   -------------
Investments, at fair value:
  Registered investment companies:
   Putnam Income Fund                                        $  2,085,305   $  1,869,294
   Putnam Global Growth Fund                                    4,195,816      6,182,295
   Putnam Voyager Fund                                         10,126,149     13,036,784
   Putnam Fund for Growth & Income                              1,267,776      1,113,352
   Putnam Asset Allocation Fund Balanced Portfolio                622,705        601,435
  Common/collective trust:
   Putnam S&P 500 Index Fund                                    6,829,410      7,520,242
   Stable Value Fund                                           10,149,638     10,150,583
  Global Crossing Ltd. common stock                            22,415,179     66,654,834
  Participant loans                                             3,577,210      2,842,254
                                                             ------------   ------------
      Total investments                                        61,269,188    109,971,073
                                                             ------------   ------------

Receivables:
  Participant contributions                                       107,148        264,638
  Employer contributions                                           48,757         90,870
                                                             ------------   ------------
      Total receivables                                           155,905        355,508
                                                             ------------   ------------

      Net assets available for benefits                      $ 61,425,093   $110,326,581
                                                             ============   ============


The accompanying notes to financial statements are an integral part of these statements.

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

Additions to net assets attributed to:
 Investment income:
   Interest and dividends                                         $   2,573,198
   Realized gain, net                                                 4,447,399
   Participant loan interest income                                     266,310
 Contributions:
   Participant contributions                                          7,252,742
   Employer contributions                                             3,286,916
                                                                  -------------
    Total additions                                                  17,826,565
                                                                  -------------

Deductions from net assets attributed to:
 Benefits paid to participants                                        3,998,231
 Excess contributions                                                   290,024
 Net depreciation in fair value of investments                       61,386,493
 Loan fees                                                               20,227
                                                                  -------------
    Total deductions                                                 65,694,975
                                                                  -------------

Net decrease prior to fund transfers                                (47,868,410)
Transfers to other Company sponsored plans                           (1,033,078)
                                                                  -------------
    Net decrease                                                    (48,901,488)

Net assets available for benefits, beginning of year                110,326,581
                                                                  -------------

Net assets available for benefits, end of year                    $  61,425,093
                                                                  =============


The accompanying notes to financial statements are an integral part of this statement.

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN
     -----------------------

General
-------

The following brief description of the Frontier Group Bargaining Unit Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan established by the former Frontier Corporation (now known as Global Crossing North America, Inc.) or ("the Company") effective March 1, 1994. The Plan was amended and restated effective January 1, 1999. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Participation
-------------

All bargaining unit employees covered by a collective bargaining agreement, except for temporary, summer, and leased employees, are eligible to participate in the Plan based upon respective collective bargaining agreements.

The Plan allows the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in to a substantially similar 401(k) plan sponsored by the Company or any corporation/business entity in which the Company has a 50 percent or more ownership or profits interest. These transfers are included in the statement of changes in net assets available for benefits as transfers to other Company sponsored plans.

Administration
--------------

The Plan is administered by the Company's Employee Benefit Committee whose members are appointed by the Company's Board of Directors. The trustee of the Plan is Putnam Fiduciary Trust Company (the "Trustee").

Funding Policy
--------------

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

 .    Putnam Income Fund - Funds are primarily invested in corporate bonds and
     ------------------
     U.S. government and agency obligations.

 .    Putnam Global Growth Fund - Funds are primarily invested in foreign and
     -------------------------
     domestic common stocks.

 .    Putnam Voyager Fund - Funds are invested in emerging growth companies and
     -------------------
     opportunity stocks.

 .    Putnam Fund For Growth & Income - Funds are primarily invested in common
     -------------------------------
     stocks.

 .    Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in
     -----------------------------------------------
     stocks, bonds, and money market instruments.

 .    Putnam S&P 500 Index Fund - Funds are primarily invested in stocks that are
     -------------------------
     listed in the S&P 500 Index.

 .    Stable Value Fund - Funds are invested in a diversified portfolio of
     -----------------
     high-quality stable value investments offering price stability and liquidity.

 .    Global Crossing Ltd. common stock - Funds are invested in common stock of
     ---------------------------------
     Global Crossing Ltd., parent company of Global Crossing North America, Inc.

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

The shares of common stock in Global Crossing Ltd. are qualified employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 percent, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participant's contributions, the earnings on all contributions, and the amount of the participant's interest in each fund are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest their contributions in any of the funds and may change their allocations between funds at any time.

Employer matching and nonmatching contributions are made in accordance with each participating employer's bargaining unit agreement.

Vesting
-------

Participants are immediately 100 percent vested in their voluntary contributions and actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants should refer to their respective bargaining agreements for vesting requirements of employer contributions. Forfeited nonvested accounts are used to reduce future employer contributions.

Payment of Benefits
-------------------

Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2 but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

If upon termination of service a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code (IRC), or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

Individual Participant Loans
----------------------------

Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50 percent of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence.

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Plan Termination
----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting.

Contributions and Benefits Paid
-------------------------------

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or in common stock for amounts invested in Global Crossing Ltd. common stock. Purchases and sales of securities are recorded on the trade date.

Investments and Investment Income
---------------------------------

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common/collective trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned on an accrual basis.

The plan provides for investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses
-----------------------

Significant expenses associated with the Plan are paid by the Company.

Management's Use of Estimates
-----------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

The Plan's holdings of Global Crossing Ltd. common stock, the Putnam Investment, Inc. common/collective trust, and the Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


As of December 31, 2000, the Plan held 1,566,126 shares of Global Crossing Ltd. common stock at a fair market value of $22,415,179. As of December 31, 1999, the Plan held 1,333,096 shares of Global Crossing common stock at a fair market value of $66,654,834.

4.   FEDERAL INCOME TAX STATUS
     -------------------------

The Plan obtained its latest determination letter on February 14, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter, however, the plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.   BENEFITS PAYABLE
     ----------------

In accordance with generally accepted accounting principles, obligations to terminated employees for claims approved but not yet paid are not shown as a plan liability (nor as a reduction of net assets available for benefits) and totaled $39,390 and $158,704 at December 31, 2000 and 1999, respectively.

6.   INVESTMENTS
     -----------

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2000 and 1999 is as follows:

                                                     2000             1999
                                                  ------------    -------------

         Putnam Global Growth Fund                $  4,195,816    $   6,182,295
         Putnam Voyager Fund                        10,126,149       13,036,784
         Putnam S&P 500 Index Fund                   6,829,410        7,520,242
         Stable Value Fund                          10,149,638       10,150,583
         Global Crossing Ltd. common stock          22,415,179       66,654,834
                                                  ------------    -------------
                                                  $ 53,716,192    $ 103,544,738
                                                  ============    =============

During 2000, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $56,939,094 as follows:

               Mutual funds                         $   5,556,360
               Common stock                            50,664,326
               Common/collective trust                    718,408
                                                    -------------
                                                    $  56,939,094
                                                    =============


7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     ---------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Schedule H at December 31, 2000:

       Net assets available for benefits per the financial statements          $     61,425,093
       Less:  Benefit obligations payable                                                39,390
                                                                               ----------------
       Net assets available for benefits per the Form 5500                     $     61,385,703
                                                                               ================

                        FRONTIER GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 Schedule H for the year ended December 31, 2000:

                Benefits paid to participants per the financial statements              $      3,998,231
                Add: Amounts payable at December 31, 2000                                         39,390
                Less: Amounts payable at December 31, 1999                                       158,704
                                                                                        ----------------
                Benefits paid to participants per Form 5500 Schedule H                  $      3,878,917
                                                                                        ================

                        FRONTIER  GROUP BARGAINING UNIT
                      EMPLOYEES' RETIREMENT SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2000

                                                                 EIN: 16-0613330
                                                                         PN: 022



                                                                                                            Current
                                                                                          Number             Value
                                                                                            of           December 31,
                                                                                          Shares             2000
                                                                                     ----------------  ---------------
 Interests in registered investment companies:
 *    Putnam Income Fund                                                                   326,850       $ 2,085,305
 *    Putnam Global Growth Fund                                                            384,937         4,195,816
 *    Putnam Voyager Fund                                                                  434,599        10,126,149
 *    Putnam Fund for Growth & Income                                                       64,914         1,267,776
 *    Putnam Asset Allocation Fund Balanced Portfolio                                       57,551           622,705
                                                                                                         -----------
 *        Total interests in registered investment companies                                              18,297,751
                                                                                                         -----------

 Common/collective trust:
 *    Putnam S&P 500 Index Fund                                                            215,575         6,829,410
      Stable Value Fund                                                                 10,149,638        10,149,638
                                                                                                         -----------
                                                                                                          16,979,048
                                                                                                         -----------

 Common stock:
 *    Global Crossing Ltd.                                                               1,566,126        22,415,179
                                                                                                         -----------

 Participant loans:
      Participant loan accounts (rate 8.5% - 9.5%)                                                         3,577,210
                                                                                                         -----------
        (Maturities range from 2001 to 2025)


           Total investments                                                                             $61,269,188
                                                                                                         ===========

 *  Denotes party-in-interest


The accompanying notes to financial statements are an integral part of this schedule.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Frontier Corporation
                                         Bargaining Unit Employees'
                                         Retirement Savings Plan


                                  By:        /s/ LINDA A. DEBALSO
                                     ---------------------------------------
                                                     Linda A. DeBalso

           Dated: June 29, 2001         Vice President Compensation and Benefits

                                 EXHIBIT INDEX


        Exhibit
        Number                                 Exhibit
        ------                                 -------

          23                  Consent of Arthur Andersen (filed herewith).